Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following is a transcript of our presentation at the 2007 JP Morgan Basics & Industrial Conference.]
Scott Levine:	Okay, good morning. My name is Scott Levine. I cover engineering and constructions companies at JP Morgan. And our next presenter is [URS] Corporation and Tom Hicks. Tom is the CFO of URS Corporation, which is the leading provider of engineering services, construction program management and O&M services to commercial and government markets. Most recently into agreements [UI] Washington Group in a deal that will provide vertical integration and scale and strengthen the company’s product offerings in a variety of end markets. Mr. Hicks joined URS in September of 05 as its VP of finance and became CFO of the company last year. [UI] please welcome Tom Hicks.

Tom Hicks:	Is this on? Can you hear me? Yeah. Sorry. Good morning everyone. Thank you for joining us. I’m gonna run through a few slides about URS and also about our, the deal that we announced a couple of weeks ago. But first, let me take you to slide two and you can speed read that chart. I don’t want to read it to you again. I’ll give you a minute to look through that. I’d also like to draw your attention to slide three, which is the next slide, which this is discloses information related to where investors may find additional information about the transaction with Washington Group. With that complete, let’s turn to slide four. I’m gonna give you a brief overview of URS for those that are not familiar with the company. We’re one of the largest engineering design services firms in the world. We’re a major provider of engineering construction management, technical and operations and maintenance services to the federal government, particularly the Department of Defense. And we operate in two divisions, the URS division and the EG&G division. We have about 29,500 employees and we’re in about 20 countries around the world. We have an operating profile that includes a very flexible cost structure. We don’t require any significant capital investment to operate our business. Our primary investment is receivables, which you’ll see in a minute when you look at the balance sheet. And our most important asset is people. We sell engineering services and design services. We’re well diversified across to end markets, clients and geographies. And this has allowed us to generate stable revenue growth and profitability through a number of cycles, if you followed our history. We are well positioned to benefit from positive trends that we see in three of our key market sectors, the federal, the state and local government and private market sectors. Additionally, we have about $13 billion in our book of business, which I’ll go through in detail in a few minutes, which gives us a very positive outlook about our growth. We’re financially strong. We produce a significant amount of free cash flow. We have, as I said earlier, very low capital requirements and our debt to cap ratio is below 10% now as we meet here today. And with the acquisition of Washington Group, out debt to capital ratio will grow to about 37%, which is significantly lower than the 58% that we reached in 2002 when we bought EG&G, our last major acquisition. I’ll talk more about leverage and the deal later. On slide six, this kind of runs through how the company was put together over a number of years. The current management team, the current CEO, Martin [Koffel], joined the company in 1990 and what you see here is the revenue growth story of the company over that time period. And there have been a series of acquisitions to build out the framework of the company as you see it today. In early 1990’s we were a small engineering firm with about $100 million and 1,000 employees. In 96 we acquired Greiner Engineering that’s doubled our size and gave us strong expertise in the transportation sector. And soon after our acquisition, there was a passage of the landmark federal funding programs for highways and airports, which the acquisition of Greiner put us in a position to take advantage of. The next year we added Woodward Clyde. This again doubled our size and gave us strong relationships with about half of the Fortune 500. In 99 we acquired Gaines & Moore Group, once again doubling our size. This added quite a bit of overseas business and also added to our Fortune 100 client base. It also provided us exposure to the mass transit market. And then 2002, which I mentioned earlier, we acquired EG&G, which increased our exposure to the government technical services systems engineering and O&M work at the Department of Defense. If you look to the far right, you’ll see that based on previously issued guidance for ERS and Washington Group, we estimated our combined revenues for 07 would be about $8.6 billion. We think the Washington Group is our next logical step and I’ll talk more about that in just a minute. On slide seven, talk a little bit about our revenue base and I mentioned earlier, it’s very diversified. You can see state and local governments account for about 22% of our revenues, federal sector is 41% of our first quarter revenues and we provide services to the federal sector through both of our operating divisions, both URS and EG&G. And then domestic private industry, which accounted for about 27% of our revenues in the first quarter. International is about 10% of our revenues and a large portion of that comes from private sector clients. So you could add that 10 to the 27 and see about 37% of our business is from private sector. On the next slide, you can see a little more detail about our business. And we divided this slide into two sections. One on the left is URS division, on the right is EG&G. EG&G provides technical operations and maintenance training and logistical services for the federal government, primarily Department of Defense. And URS is primarily an engineering and design firm providing services as you can see and transportation, water waste water, industrial infrastructure and process markets. If you turn to slide nine, talk a little bit about our federal sector business. On the URS side, we do infrastructure and design engineering. And on EG&G’s side, as I said earlier, support services. The combination of the services provided by the two divisions allows us to address growth in several federal markets, including defense systems, homeland security, installations and logistics, environmental and facilities. If you look at slide ten, we talk a little bit about why this market is growing and why we’re optimistic about it. One of the underlying trends we’ve seen is the increasing use of outsourcing by the Department of Defense to free up military personnel to focus on other important functions, such as war fighting. In addition, various studies have shown that there’s significant savings for the government in outsourcing to a contractor instead of using military personnel or government employees. Our projects tend to be funded out of the operations and maintenance and military construction budget. And these funding line items tend to be more stable than other areas of the budget, like equipment purchases. And we’re not as affected by big increases and changes in budgets as builders of ships, airplanes or tanks might be. We’re also well positioned for work on the most recent round of base realignment and closure, which you may know of, it’s called BRAC. And the current round of BRAC, which is the fourth round of this program, involves reconfiguring bases to support our new missions and relocation of troops and equipment. It’s largely related to work the DOD is trying to implement through its military transformation initiative. We’ve already been awarded a number of contracts to provide planning design and construction management for BRAC projects. On slide eleven, you see some highlights...there we go. You’ll see some highlights of some of our typical projects that we do for the federal government. We are the largest private trainer of military pilots. And you can see we provide significant construction management services. For example, up here you see the Hickam Air Force Base in Hawaii, which is a hangar facility for the C17 aircraft at the bottom of the page there. If you turn to slide twelve, this talks about our state and local sector. And, as you may have seen in the paper, I think it was yesterday, the Wall Street Journal talked about the state and local budgets, which are in very good shape. There have also have been approval of major bond initiatives for infrastructure programs across the country, significantly in California which has passed numerous bond initiatives recently. As I said, there’s an overall strength in the state budgets. And the implementation of safety [loo], which is the most recent federal highway funding bill. And then finally we see a lot of public private partnerships going in place, where private equity is coming in to help fund infrastructure projects at the state level. We have a very strong position in this sector. We are in every state, all 50 states. We’re in every major metropolitan area and many smaller cities. And we have very long-term relations with state and local agencies around the country. If you turn to slide thirteen, these are a few of our examples of a few of our state and local projects. We have hundreds of these projects ongoing at any given time. Let’s turn to the private sector on slide fourteen. We have over 2,000 clients and more than half of the Fortune 500. And we originally entered this business by performing engineering services, including helping clients meet local, state and federal

Today we provide a wider range of services, which includes process engineering, facilities design and construction management. Over the past several year, we’ve focused on building working relationships with large multinationals through what we call MSA’s, master service agreements. And this has allowed us to increase our business with these multinational clients as it’s easier for them to get us on contract, it helps us reduce our marketing expenses and it allows us to utilize our staff more efficiently. These master service agreements accounted for about 30% of our business just three years ago, 30% of our private sector business. Today it’s over 75% and continuing to grow. These are important contracts because most of our major multinational clients want to reduce the number of vendors that supply them to reduce their own cost and they want someone who can follow their business around the world, which is very important to us as well. Additionally, we’re benefiting from our strength in the power industry, including retrofitting coal-fired plants with flu gas to sulphurization or FGD scrubbers. These scrubbers reduce sulphur dioxide emissions, allowing utilities to comply with stringent emission control regulations. Here’s a sample of some of our projects. You can see work here for TVA, British Petroleum and for Dupont. We’ve been assisting TVA, or the Tennessee Valley Authority, in retrofitting existing coal-fired plants with flu gas to sulphurization scrubbers. And we execute this work through a joint venture with Mitsubishi Heavy Industries. It’s part of a long-term relationship we’ve had with them and it’s a 60/40 joint venture. We’re the 60% partner. We also provide, it shows on this chart, we’ve had a long-term relationship with British Petroleum providing environmental consulting and site remediation. And we provide services to Dupont in an outsourcing partnership. Let me run through some financials for you. Our balance sheet is very straightforward, as I said earlier. There’s not much investment, other than current assets, of which about 95% are receivables. Our property and equipment line item is about 160 million, which is relatively small for a $4.6 billion company. Our debt level of 168 million, as I mentioned earlier, results in a debt to cap ratio of about a little less than 10%. This is down from 58% at its peak in 2002 when we closed the acquisition of EG&G. This shows we’ve been aggressively de-leveraging the company for the last several years and generated significant cash flows to pay down that debt as well as we’ve done a series of equity offerings. If you look at the income statement, this summarizes the first three months of 07. Our revenues for 1.1 billion. That’s our largest revenue quarter in history. That’s up 14% from the previous year. Earnings per share net income increased significantly from last year as well. We’re also seeing gradual margin improvements. We’ve seen that over the last few quarter and that continued through the first quarter. As you may know, the industry is going through very growth-oriented times across the board, which means we can be a little more selective in projects we chase, a little more aggressive in terms that we get with our clients. The next slide talks about cash flow. It’s a pretty simple story. Usually in our first quarter we pay our bonuses for the prior year and also have a tax payment to make. So it’s usually a flat quarter for us, which it was again this year. But we expect to have very strong cash flow generations through the rest of the year, just as we have had the last couple of years. Let me talk for a minute about our book of business. I referenced this earlier as one of the reasons that we’re optimistic about our growth [UI] opportunities. I think we’re the only company in the industry that breaks down their book of business this way and we try to do it to give you better insight into what our business looks like and also for our own benefit obviously. If you turn to the stack on the far right, which is the end of the first quarter, the bottom of the stack, which is about $5 billion, is represents our hard backlog. This is amounts on contract that are billable at the end of the first quarter. It’s our highest backlog ever and it’s up from 4.6 billion at the end of last year, as you can see. The next level in the stack, the green level, are called designations. This is a unique category of backlog that we track and in many states in local governments the competition for new work is determined by technical expertise and qualifications, with no discussion of terms, financial terms of the contract. Once the decision is made as to which firm is the most technically qualified, you move into a phase to negotiate the financial terms of the contract. When that happens, we call that a designation. Over 95% of that work turns into hard backlog within six months or so. So that’s what the designation part of the stack equals. Now if you go to the next level in the stack, the yellow part, this is called IDC’s, indefinite delivery contracts. These are contracts in which an amount, the total ceiling amount is specified rates, billing rates are specified, indirect rates, per hour rates are specified.But the work is then given out on a task order basis. As the client needs work done, they’ll call up and put your on task orders. This is work that’s, these kinds of agreements are important to us because it gives you an opportunity to position yourself to be one of the few providers in a lot of situations. Without these contract vehicles in place, it’s impossible for somebody to get you on contract quickly. So a lot of clients will go this way and then be able to get you on contract quickly, as opposed to if you don’t have this contract, it’s very difficult to hire you. So it’s important for us to keep these healthy and growing, which you can see they’ve been doing that. And the very top level of the stack represents option years. This is traditionally for government contracts in which they’ll award one or two or three or four years worth of work and then also have the option, it’s the client’s option, to extend for multiple years thereafter. You can see we have about $1.2 billion of that. The total book of business here, when you add this up, is $13.2 billion at the end of the first quarter. Once again, that’s a record for us. And gives us strong optimism going forward. Let’s talk a minute about the Washington Group acquisition, which we announced about ten days ago. This is a combination which we’re very excited about and will create a single source provider for engineering and in construction market. We think it’ll be a unique combination. It’s gonna have significant benefits to our clients and our employees and, most of all, to both sets of stockholders. And it will be one of the, when we combine, we’ll be one of the few fully integrated E&C firms capable of serving the entire project delivery chain from initial planning, engineering and construction of a project to operations and maintenance. And clients across our public and private sector markets increasingly are looking for single source provides to meet complete needs. And with this acquisition, we’ll be able to address this demand for comprehensive solutions on large complex global assignments. Additionally, we will enhance capabilities of both companies in the infrastructure and power markets. In the power market, for example, the combined company will offer a full range of integrated E&C services for coal-fired, gas and nuclear plants. We’ll have one of the largest teams of nuclear scientists and engineers in the industry enable us to address, enabling us to address the anticipated increase in investment in nuclear engineer facilities on the horizon. This combination will also enhance the leading position of both companies in the FGD, or flue gas to sulphurization market. In turning to the infrastructure market, we’ll be positioned to meet the demand that we see coming and at the current time for fully integrated services on very large scale projects. This includes transportation, water waste, water projects, all types of surface transportation. And we’ll be able to serve the U.S. infrastructure market through a network of offices throughout the country, as I mentioned earlier. We’ll also be a stronger federal contractor, including a leading service provider to the Department of Energy and to the Department of Defense. We’ll be one of the leaders in the industry as far as our scale and our global reach. We’ll have almost 55, 54.5 thousand employees and projects in 50 countries. As I mentioned earlier, based on guidance for the year will be $8.6 billion in revenue. The transaction will also enhance our cash flow. Our ebidta for 06, if you look back, was would have been together $425 million, which would make us second among publicly traded companies. And there’s a reconciliation of ebidta to net income at the end of this presentation. Together we’ll have backlog exceeding $11 billion. And we think puts us in a position to support the future growth that we see coming. Also importantly the two companies share many values, including a service oriented culture, a very conservative view towards risk, focus on professional development and workplace safety and very strong corporate governance policies and a dedication to financial transparency. Now let me run through the transaction quickly. Washington Group shareholders will receive $43.80 in cash and .772 shares of U.S. common stock for each Washington Group share. After we close, the Washington Group shareholders will own about 31% of URS. Financing for the cash portion of the deal is fully committed and the stock portion of the transaction is structured so it will be tax deferred for Washington Group stockholders. The transaction’s subject to approval by both sets of stockholders, also regulatory and other customary closing conditions. And we expect to complete the transaction in the second half of this year. For those of you that maybe aren’t as familiar with Washington Group, just take a minute and walk through that. They’re an integrated engineering construction management services firm with a leading presence in key growth markets, such as infrastructure, nuclear and fossil power. They’re a leading contractor for the U.S. Department of Energy and they have strong positions in defense, industrial process and the mining sectors.

In 06 Washington Group had revenues of 3.4 billion and ebidta of 168 million, net income of 81 million. They have 25,000 employees and they operate in 30 countries. This slide illustrates some of Washington Group’s market opportunities over the next ten years. This includes the U.K. nuclear clean-up program, which it estimated at $30 billion, and new commercial nuclear power investments, which are invested at $100 billion. To summarize, the combined company will be a major participant in the E&C market and, based on both company’s previously issued guidance, will have revenue of 8.6 billion, will deliver a complete range of E&C services from front end engineering to operations and maintenance and will be well positioned to capitalize on increased demand for single source suppliers. Plus it enhances the capabilities of both companies to take advantage of high growth markets, such as infrastructure and power. The next slide talks about capital structure. We’ve structured the transaction to include 45% equity in the form of URS shares. This allows us to keep the debt to cap ratio at about 37% and the ebidta ratio of 3.2 times is very manageable, given the significant combined cash flows of the two companies. It’s much lower leveraged level than we’ve incurred in past acquisitions. We will, following the closing of this deal, be fully committed to de-leveraging, as we’ve done several times in the past and we’ll have the balance sheet back to where it is today very quickly. And, as I said earlier, we’ve demonstrated that ability several times in the past. We expect the transaction to be accretive to cash EPS in 2008 and beyond and neutral to slightly accretive to gap in 08. And accretive to gap in 09 and beyond It’s important to note, we haven’t included any revenue synergies in those projections. We expect to identify and take advantage of those obviously, but this is based just on obvious cost synergies of putting the two companies together. The combined company would have backlog, as I said earlier, exceeding 11 billion and will have industry leading ebidta. We believe this deal is strategically and financially compelling for both sets of stockholders and we think growth for both companies will be accelerated. This concludes the presentation. I’d be pleased to take any questions you have. And try to limit your questions to URS. I’m not prepared to answer a lot of questions about Washington Group’s business. And due to compliance with security laws and regulations, I’m limited in what I can provide you about the transaction. I can expand on our previous remarks but can’t go much further than that. We’ll be filing a joint proxy in the next couple of weeks, which will have a lot more information and more details about how the transaction will be completed. Thank you very much. If there are any questions, I’d be pleased to take them. Scott.

Scott Levine:	You mention that [UI] source of [UI] offices [UI] change or deviation in terms of those [UI].

Tom Hicks:	I don’t know if everyone heard the question but it was are we seeing any change in the condition of cost escalation and the tightness on labor market. First just to set the background here, we, as all of us in the industry are have open positions, we have quite a few right now. In fact, a couple of thousand at any given time. So far, that has not had a significant impact on our growth.

As you can see, we grew 14% quarter over quarter in the first quarter. Would we’d like to have some more folks, yes. But we’re surviving and dealing with it. One of the things that helps us deal with it is being diversified across multiple industries and multiple geographies so we can share work and when we have shortages in one place, we can make it up in another. As far as material costs go, I think we mentioned in earlier calls that we’ve seen some projects, particularly in the infrastructure market, which were preliminary design was done a few years ago and now it’s the state budgets are more flush, they’re bringing those designs forward to be refreshed and put out on the street for bids for the construction. And when the new cost estimates are done, we’re seeing significant growth in cost since some of these preliminary estimates were done two and three years ago. That’s had an impact of typically the important projects are still getting done because there’s money to do that. But some of these lower level projects perhaps don’t make the cut since there isn’t as much money as there was, it costs more to do every project. So we’re seeing some impact but right now the infrastructure market’s so robust that we’re very comfortable with the growth there and it continues. Next question.

UM1:	Can you give us a rough timetable of the merger and the milestones that you have to achieve [UI] and what comes [UI]. When you originally announced the deal you were looking at [UI] timetable for closing but it sounds like now you’re looking at second half. So could you clarify that [UI].

Tom Hicks:	Sure. The question is what’s the timetable for closing the Washington Group transaction, what milestones have to be met in that timetable. Obviously they’re deal-related milestones related to the two companies providing information to each other and that’s typical in every deal and that’ll continue [UI] not significant. The significant milestones are obviously getting our two sets of stockholders to approve the deal, which has to be, which has to, first you have to have a proxy in place and have that out for the stockholders to review. We have to get that proxy completed and to the SEC for review and that, your guess is as good as mine how long that takes for them to review it. But we should have it prepared in a few weeks and the preliminary prospectus will then be available and so that’s one milestone. The second one is getting [UI] approvals, which this is a very complementary transaction. There’s very little overlap in the two businesses. It’s one of the reasons why we think it’s so strategically compelling. As you know, that’s a thirty day clock that runs and hopefully we don’t get a second request there. So that could happen very quickly. But to predict when the date might be that all that happens I think is a very dangerous thing to do. I would still say we’re looking at the second half, certainly it’s completed this year. The question is does it happen in the third quarter or the fourth quarter. I think we’re right at the cusp between those two would be my best guess right now. Any other questions? Okay. Thank you very much. Appreciate you joining me today.

[End of recording]

Forward-Looking Statements

Statements contained in this presentation that are not historical facts may constitute forward-looking statements, including statements relating to the timing of and the satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future net income and EBITDA, future cash flows, future competitive positioning and business synergies, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future debt payments and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. URS believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn;

changes in URS’ book of business; URS’ compliance with government contract procurement regulations; URS’ ability to procure government contracts; URS’ reliance on government appropriations; the ability of the government to unilaterally terminate URS’ contracts; URS’ ability to make accurate estimates and control costs; URS’ ability to win or renew contracts; URS’ and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; URS’ ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; URS’ leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; URS’ relationships with its labor unions; URS’ ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and the Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. URS does not assume any obligation to update any forward-looking statements.
Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

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